UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2018

OR

☐                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                           to

Commission File No. 1-16097

A.                    Full title of the plan and address of the plan, if different from that of the issuer named below:

TAILORED BRANDS
401(k) SAVINGS PLAN

B.                    Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

TAILORED BRANDS, INC.
6380 Rogerdale Road
Houston, Texas 77072

TAILORED BRANDS 401(k) SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the

Tailored Brands 401(k) Savings Plan:

Opinion on the Financial Statements

We have audited the accompanying Statements of Net Assets Available for Benefits of the Tailored Brands 401(k) Savings Plan (the Plan) as of December 31, 2018 and 2017, and the related Statements of Changes in Net Assets Available for Benefits for the years then ended, and the related notes to the financial statements (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by Plan management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplementary information of Schedule of Assets (Held at End of Year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplementary information is the responsibility of Plan management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ McConnell & Jones LLP

We have served as the Plan’s auditors since 2012.

Houston, Texas

June 27, 2019

TAILORED BRANDS 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2018 AND 2017

	2018	2017

ASSETS
Investments, at fair value	$205,146,237	$240,872,052
Fully benefit-responsive investment contract, at contract value	13,759,751	—

Total Investments	218,905,988	240,872,052

RECEIVABLES
Notes receivable from participants	7,124,215	7,620,166
Employer match contributions	2,808,970	2,712,533
Employee contributions	625	—

TOTAL ASSETS	228,839,798	251,204,751

LIABILITIES
Excess contributions refundable	33,014	17,552

TOTAL LIABILITIES	33,014	17,552

NET ASSETS AVAILABLE FOR BENEFITS	$228,806,784	$251,187,199

The accompanying notes are an integral part of these financial statements.

TAILORED BRANDS 401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017

ADDITIONS:
Investment (loss) income:
Net (depreciation) appreciation in fair value of investments	$(22,032,681)	$22,831,070
Dividends and other	6,977,441	5,911,884

Total investment (loss) income	(15,055,240)	28,742,954

Contributions:
Employee contributions	17,699,135	16,362,131
Rollover contributions	340,913	1,350,106
Employer contributions	2,808,513	2,741,401

Total contributions	20,848,561	20,453,638

Interest income on notes receivable from participants	325,934	367,531

Total additions	6,119,255	49,564,123

DEDUCTIONS:
Benefits paid to participants	27,991,593	22,858,028
Administrative expenses	536,712	461,808

Total deductions	28,528,305	23,319,836

NET (DECREASE) INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS BEFORE TRANSFERS	(22,409,050)	26,244,287

Transfer of Assets from Jos. A. Bank 401(k) Plan (Note 1)	28,635	—

NET (DECREASE) INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS AFTER TRANSFERS	(22,380,415)	26,244,287

NET ASSETS AVAILABLE FOR BENEFITS, Beginning of year	251,187,199	224,942,912

NET ASSETS AVAILABLE FOR BENEFITS, End of year	$228,806,784	$251,187,199

The accompanying notes are an integral part of these financial statements.

TAILORED BRANDS 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

1.                      DESCRIPTION OF PLAN

The following description of Tailored Brands 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan and trust agreements for more information.

General — The Plan is a defined contribution plan that provides eligible employees with future retirement benefits through a tax-deferred savings program. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

During 2018, $28,635 was transferred from the Jos. A. Bank 401(k) Plan (“JAB Plan”) to the Plan and relates to participant account balances for employees who are no longer union members.  As of December 31, 2016, the JAB Plan only covers employees that are members of Local 340, New York New Jersey Regional Joint Board, Workers United.

Eligibility — The Plan provides that certain employees of Tailored Brands Shared Services, LLC, a wholly owned subsidiary of Tailored Brands, Inc., and participating affiliates (the “Company”) are eligible to participate.

Full-time employees are eligible to participate in the Plan after completing two months of service and attaining age 21; however, part-time, temporary or seasonal employees are eligible after completing one year of service and attaining age 21. Full-time employees are able to enter the Plan on the first of the month upon completion of the eligibility period and part-time employees are able to enter the Plan on the first day of each Plan year quarter upon completion of the eligibility period.

Administration — The Plan is administered by an Advisory Committee made up of four employees.  Investments of the Plan are held in trust by Great-West Trust Company LLC (“the Trustee”).

Contributions — Eligible employees may make pre- and post-tax contributions up to 75% of compensation subject to the current-year statutory limitations (subject to cost-of-living adjustments). Effective December 1, 2016, Roth and Roth Catch-up Deferrals can be made to the Plan. Participants who will attain age 50 before the end of a Plan year are eligible to make catch-up contributions for that year. The Plan allows the Company to make discretionary matching contributions.

For 2018 and 2017, the maximum amount of the employer matching contribution is 25% of the employee’s first 6% in salary deferral contributions made under the Plan.  Employees must be employed on the last day of the Plan year, December 31, and have completed at least 1,000 hours of service in the Plan year in order to receive the employer matching contributions. In 2018 participants designated as Highly Compensated Employees may not defer in excess of 7% of compensation per pay period.  In 2017 participants designated as Highly Compensated Employees could not defer in excess of 6% of compensation per pay period.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and Plan earnings, and charged with withdrawals and an allocation of Plan losses and certain administrative expenses, such as participant loan fees, express mailing charges on requested distributions, and frequent trading fees. Allocations are based on participant earnings or account

TAILORED BRANDS 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017 (continued)

balances in accordance with the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Employee contributions are deposited into a trust account, which is invested by the Trustee in various investment options as directed by each participant. The investment options available for 2018 and 2017 included Tailored Brands, Inc. (“TLRD”) common stock, mutual funds, and guaranteed portfolio and stable value funds maintained by the Trustee. The Plan administrator has limited the percentage of participant’s accounts that may be invested in the Company’s common stock to 20% of their total account value.  For 2018 and 2017, employee deferral into the Company’s common stock is, also, limited to 20% per pay period. Plan participants, at their sole discretion, may transfer amounts among the various investment options in accordance with the terms of the Plan.

Vesting — Participants are always 100% vested in their salary deferral contribution accounts, rollover contribution accounts, prior matching contribution accounts, and qualified non-elective employer contribution accounts. Eligible employees who enter the plan after January 1, 2017, are subject to a vesting schedule of 100% after two years of service for any employer contributions made to the Plan. Eligible employees who entered the plan prior to January 1, 2017, are immediately 100% vested for any employer contributions made to the Plan. Employer matching contributions made to JA Apparel Corp. Voluntary Investment Plan  accounts (which were merged into the 401(k) Plan effective at the close of business January 1, 2015) are subject to the following vesting schedule: 20% of the employer matching contributions will be vested after one year of service, 40% after two years of service, 60% after three years of service, 80% after four years of service, and 100% of the employer matching contributions will be vested after five years of service.

Distributions to Participants — Upon termination of service, a participant may elect to receive a lump-sum payment equal to the value of his or her account. The Plan also permits distributions to active participants if certain conditions are met.

Participant Loans — Plan loans are available to all active Plan participants on a nondiscriminatory basis. Amounts may not exceed the lesser of $50,000 (reduced by the highest outstanding loan balance during the prior 12 months) or one-half of the current value of a participant’s vested account balance. All loans are fully secured by the balance in the participant’s account.

Forfeited Accounts — The Plan allows the forfeitures of nonvested Company-matching contributions from terminated participant accounts to be used to offset future Company-matching contributions, to pay certain administrative expenses, and to make account restorations.

For the years ended December 31, 2018 and 2017, forfeited nonvested amounts totaled $20,958 and $39,555, respectively. Forfeitures of $2,406 and $25,225 were used to reduce employer-matching contributions in 2018 and 2017, respectively.

2.                      SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

TAILORED BRANDS 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017 (continued)

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risk and Uncertainties — The Plan utilizes various investments, including common stock, mutual funds, common collective investments and, in 2018, a fully benefit-responsive investment contract. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares of mutual funds are valued at quoted market prices, which represent the net asset value (“NAV”) of shares held by the Plan at year-end.  Tailored Brands’ stock is valued at the closing price of the common stock reported on the New York Stock Exchange on the last business day of the Plan year. In 2017, the T. Rowe Price Stable Value Fund (the “Stable Value Fund”) and, in 2018, the Key Guaranteed Portfolio Fund (the “Portfolio Fund”) are stated at fair value using NAV as a practical expedient. The Portfolio Fund and Stable Value Fund are Common Trust Funds offered and managed by the Trustee. The fund strategies seek current income while maintaining stability of invested principal. The Portfolio Fund and Stable Value Fund invest in synthetic guaranteed investment contracts, U.S. Treasury and agency securities, and cash and cash equivalents, including money market instruments. The trust will also maintain a cash reserve to augment its liquidity. The level of the cash reserve is predicated on expected future liquidity needs. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at the Portfolio Fund or Stable Value Fund at a constant NAV of $1 per unit.

The Portfolio Fund and Stable Value Fund impose certain restrictions on investments made under the Plan and the Portfolio Fund and Stable Value Fund itself may be subject to circumstances that impact its ability to transact  at a constant  NAV of $1 per unit.  Plan management believes that events causing these investments to transact at less than $1 per unit are unlikely to occur.

Purchases and sales of securities are recorded on a trade-date basis. The net appreciation (depreciation) in fair value of investment securities consists of the net change in unrealized appreciation (depreciation) in fair value and realized gains (losses) upon the sale of investments. The net change in unrealized appreciation (depreciation) and realized gains (losses) upon sale are determined using the fair values as of the beginning of the year or the purchase price if acquired since that date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.  No allowance for credit losses has been recorded as of December 31, 2018 or 2017.

TAILORED BRANDS 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017 (continued)

Administrative Expenses — For 2018 and 2017, all administrative fees charged by the trustee are paid by the participants and are presented as administrative expenses in the statement of changes in net assets available for benefits.

Payment of Benefits — Benefits are recorded when distribution checks or wires are issued from the trust used to fund the Plan (the “Trust”).

3.                      FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACT

During the 2018 Plan year, the Plan entered into a group annuity contract with Great-West Life and Annuity Insurance Company, a related entity of the Trustee.  The contract is a traditional investment contract. This contract meets the fully benefit-responsive investment contract criteria and therefore is reported at contract value. Contract value is the relevant measure for the fully benefit investment contracts because this is the amount received by the participant if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals, and administrative expenses. As a traditional investment contract, the Plan owns only the contract itself.

The traditional investment contract held by the Plan is a guaranteed investment contract. The contract issuer is contractually obligated to repay the principal and interest at a specified interest rate that is guaranteed to the Plan. The crediting rate is based on a formula established by the contract issuer but may not be less than zero percent. The credit rating is reviewed on a quarterly basis for resetting. The contract does not have a maturity date.

The Plan’s ability to receive amounts due in accordance with the fully benefit-responsive investment contract is dependent upon the third-party issuer’s ability to meet its financial obligations. The issuer’s ability to meet its contractual obligations may be affected by future economic and regulatory developments.

Certain events might limit the ability of the Plan to transact at contract value with the contract issuer. These events may be different under each contract.  Examples of such events include, but are not limited to the Plan’s failure to qualify under Section 401(a) of the Internal Revenue Code (“IRC”) or the failure of the trust to be tax-exempt under section 501(a) of the IRC; premature termination of the contract; Plan terminations or merger; changes to the Plan’s prohibition or competing investment options; and bankruptcy of the Plan Sponsor or other events of the Sponsor, such as divestitures, that significantly affect the Plan’s normal operations.

No events are probable of occurring that might limit the ability of the Plan to transact at contract value with the contract issuer and that also would limit the ability of the Plan to transact at contract value with the participants.

4.                      FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative guidance for fair value measurements establishes a three-tier fair value hierarchy, categorizing the inputs used to measure fair value. The hierarchy can be described as follows: Level 1, which refers to securities valued

TAILORED BRANDS 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017 (continued)

using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2018 and 2017.

Assets measured at fair value as of December 31, 2018:

	Fair Value Measurements
	Level 1	Total

Common stock	$7,373,134	$7,373,134
Mutual funds	197,773,103	197,773,103
	$205,146,237	$205,146,237

Total assets at fair value		$205,146,237

Assets measured at fair value as of December 31, 2017:

	Fair Value Measurements
	Level 1	Total

Common stock	$14,234,272	$14,234,272
Mutual funds	213,920,432	213,920,432
	$228,154,704	$228,154,704
Investments measured at net asset value:
Common/collective trust funds - Stable Value Fund		$12,717,348

Total assets at fair value		$240,872,052

The valuation methods as described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

For the years ended December 31, 2018 and 2017, respectively, there were no transfers in or out of Level 1.

TAILORED BRANDS 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017 (continued)

5.                      PLAN TERMINATION

Although it has not expressed an intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will be 100% vested in their accounts.

6.                      FEDERAL INCOME TAX STATUS

Effective December 1, 2016, the Plan utilizes a Non-Standardized Plan Document and Adoption Agreement provided through Great-West Trust Company LLC.  The advisory letter was issued by the Internal Revenue Service (“IRS”) to this Non-Standardized Plan on March 31, 2014 and the Company may rely on this advisory letter. The Plan’s administrator believes the Plan continues to maintain its tax-exempt status.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires the Plan administrator to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The respective Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018 and 2017, respectively, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by the IRS. The Plan administrator believes it is generally no longer subject to income tax examinations for years prior to 2015.

7.                      EXCESS CONTRIBUTIONS REFUNDABLE

The Company has completed discrimination testing for the year ended December 31, 2018. For the Plan year ended December 31, 2018, $33,014 was required to be refunded to satisfy the 2018 Plan year non-discrimination test.  A distribution of $33,014 (including realized gain in the amount of $458) was paid on March 19, 2019. For the Plan year ended December 31, 2017, $17,552 was required to be refunded to satisfy the 2017 Plan year non-discrimination test.  A distribution of $17,552 (including realized gain in the amount of $2,152) was paid on April 11, 2018.

8.                      EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments, including the Portfolio Fund and Stable Value Fund are shares of a common collective investment fund managed by the Trustee. Transactions with the Trustee and the Company, as well as participant loans, qualify as exempt party-in-interest transactions. At December 31, 2018 and December 31, 2017, the fair value of the Tailored Brands stock held by the Plan was $7,373,134 and $14,234,272, respectively.

TAILORED BRANDS 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017 (continued)

9.                      SUBSEQUENT EVENTS

In preparing the accompanying financial statements, Plan management has reviewed and evaluated all known events that have occurred after December 31, 2018, and through June 27, 2019, which is the date these financial statements were issued, for inclusion in these financial statements and related notes. There were no subsequent events that would affect the financial statements or require additional disclosure, except as follows:

Effective January 1, 2019, the maximum amount of the employer matching contribution is increasing to 30% of the employee’s first 6% in salary deferral contributions made under the Plan.

In addition, on January 9, 2019, the Company amended the Plan, effective May 11, 2018, to provide relief to participants impacted by hurricanes and wildfires, including facilitation of qualified distributions, an increase in loan limitations and certain repayment extensions.

******

SUPPLEMENTAL SCHEDULE

TAILORED BRANDS 401(k) SAVINGS PLAN

Employer Identification Number: 47-4894752

Plan Number:  001

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2018

		(c) Description of
		Investment, Including
	(b) Identity of Issue,	Maturity Date, Rate
	Borrower, Lessor, or	of Interest, Collateral,		(e) Current
(a)	Similar Party	Par or Maturity Value	(d) Cost	Value

	MUTUAL FUNDS:
	American Beacon	American Beacon Small Cap Value INST	(2)	$3,104,617
	American Funds	American Funds EuroPacific Growth R6	(2)	7,423,303
	Vanguard Morgan	Vanguard Morgan Growth Fund - Admiral	(2)	4,684,691
	Vanguard INST	Vanguard Institutional Index Fund	(2)	12,694,744
	Vanguard INST	Vanguard Small Cap Index, Adm	(2)	4,351,260
	Vanguard INST	Vanguard Instl Trgt Retire Inc Instl	(2)	6,771,442
	Vanguard INST	Vanguard Instl Trgt Retire 2015 Instl	(2)	12,281,373
	Vanguard INST	Vanguard Instl Trgt Retire 2020 Instl	(2)	23,568,992
	Vanguard INST	Vanguard Instl Trgt Retire 2025 Instl	(2)	30,164,905
	Vanguard INST	Vanguard Instl Trgt Retire 2030 Instl	(2)	25,428,291
	Vanguard INST	Vanguard Instl Trgt Retire 2035 Instl	(2)	21,641,067
	Vanguard INST	Vanguard Instl Trgt Retire 2040 Instl	(2)	13,822,942
	Vanguard INST	Vanguard Instl Trgt Retire 2045 Instl	(2)	9,614,017
	Vanguard INST	Vanguard Instl Trgt Retire 2050 Instl	(2)	5,272,883
	Vanguard INST	Vanguard Instl Trgt Retire 2055 Instl	(2)	2,301,997
	Vanguard INST	Vanguard Instl Trgt Retire 2060 Instl	(2)	521,666
	Dodge & Cox	Dodge & Cox Stock Fund	(2)	6,345,111
	Dodge & Cox	Dodge & Cox Income Fund	(2)	7,779,802

	Total mutual funds			197,773,103

*	Common stock	Tailored Brands Common Stock	(2)	7,373,134

	Investments, at fair value			205,146,237

*	Great-West Life & Annuity Insurance Company	Key Guaranteed Porfolio Fund	(2)	13,759,751
*	Loans to participants	Loans to Participants (1)	$0	7,124,215

	TOTAL			$226,030,203

*                 Party-in-interest

(1)         Loans generally consist of five-year installment notes with interest rates originating at prime + 1%, resulting in interest rates ranging from 3.25% to 10.5% and maturing through October 2033.

(2)         Cost information has been omitted because all investments are participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Advisory Committee of Tailored Brands 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TAILORED BRANDS
401(k) SAVINGS PLAN

Date: June 27, 2019

/s/ Jack P. Calandra
Jack P. Calandra,
Member of the Advisory Committee

EXHIBITS

Exhibit
Number		Description

23.1	—	Consent of Independent Registered Public Accounting Firm, McConnell & Jones LLP (filed herewith).